October 28, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Stop 4631

Washington, D.C. 20549

Re:	Deer Valley Corporation

Form 10-K for the Year Ended December 31, 2009

Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010

File No. 0-5388

Dear Mr. Decker:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments you provided by letter dated October 14, 2010 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010. Your comments are set forth below in italics, and each comment is followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

Response

The Company acknowledges the staff’s comment and has provided, where appropriate, shown what the revisions will look like in future filings. For those comments below that specifically request an amendment, we have filed our amended Form 10-K for the fiscal year ended December 31, 2009 simultaneously with filing this response letter.

Recent Industry and Company Developments, page 4

2. In 2008, you were awarded a $16.1 million contract by M&C Development LLC. You disclosed that during 2009, the project developer experienced delays and the completion date is unknown at this time. Please disclose and tell us whether you have deferred costs related to this project. If so, please tell us how you determined that these deferred costs were recoverable as of December 31, 2009 and your most recent balance sheet date.

Response

Due to prevailing economic conditions, the Company is uncertain if any additional activity will occur under our contract with M & C Development LLC. There are no deferred costs recorded on our books at either December 31, 2010 or June 30, 2010 related to our contract with M&C Development LLC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

3. Please expand/revise your discussion under results of operations for all periods to:

•

Quantify the extent to which material decreases in revenues are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 17 that the decrease in revenue for 2009 was due to the fulfillment of your contract with the State of Mississippi for the production of two-bedroom and three-bedroom cottages and to the industry wide softness in demand for HUD Code housing units. However, you do not quantify the impact of these factors or explain the reasons why these factors had a significant impact on revenues;

•

Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicated that the decrease in gross profit is attributable to the decline in revenues and the increase in gross profit as a percentage of total revenue is primarily due to improvements in manufacturing efficiencies without further explanations as to the extent of each factor indentified; and

•

Quantify each factor you cite as impacting your operations. For example, you disclose that selling, general and administrative costs decreased primarily due to reduced overhead cost associated with the consolidation of production operations and an overall decrease in salaries, wages and employee benefits as a result of reduced number of employees. However, you have not quantified the impact of all of these items.

This is not meant to represent an all inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Response

We will expand our Management’s Discussion and Analysis in future filings, including further quantification and clarification. In our future filings, we will include a discussion in our Management’s Discussion and Analysis similar to below:

Revenues. The Company had gross revenues of $27,605,315 in fiscal year 2009, as compared to $61,324,359 in fiscal year 2008. Accordingly, revenues decreased $33,791,044 or a 55% decrease compared to 2008. Revenues for the year ended December 31, 2009 were adversely impacted by the prevailing economic uncertainties and the overall weakness in the factory-built housing sector. Home shipments for the factory-built housing industry, as a whole, for 2009 were down approximately 39% from the prior year. For Deer Valley, home shipments were 446 in 2009, as compared to 1,140 in 2008, resulting in a decrease in home shipments of 61%. In addition to the deteriorating business conditions for the industry, the Company’s revenues and home shipments were further decreased due to the Company’s fulfillment in 2008 of its contract with the State of Mississippi for the production of two-bedroom and three-bedroom cottages. During 2008, the Company recognized revenue from its contract with the State of Mississippi of $13,300,000, accounting for 275 homes shipped in 2008. In 2009, the Company did not ship any homes to the State of Mississippi as its contract had been completed in 2008 and as such no revenues were generated in 2009 under this contract. The decrease in the number of units sold by the Company due to the downturn in the economy generally, and the housing industry specifically, and the completion of our contract with the State of Mississippi in 2008, are the primary factors that caused our revenues to decline.

Gross Profit. Gross profit was $5,244,119 or 19.0% of total revenue for 2009, as compared to $10,312,447 or 16.8% of total revenue for 2008. This increase in gross profit as a percentage of total revenue is primarily due to a reduction in our warranty reserve which is included in cost of sales and improvements in manufacturing efficiencies gained through the consolidation of its production operations. Based on management’s assessment of historical experience and current trends in wholesale shipments and dealer inventories, we reduced our warranty reserve provision in 2009 by $690,000 because of the decrease in the number of units sold and a decrease in number of units held by our dealers in 2009 as compared to 2008. Our gross profit in 2009 would have been 16.5% of our revenues without the reduction in our warranty reserve and comparable to gross profit in 2008. The Company includes the following types of expenses in cost of sales: purchasing and receiving costs, freight in, direct labor, supply costs, warehousing, direct and indirect overhead costs, inspection, transfer, actual and accrued warranty, depreciation, and amortization.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ending December 31, 2009 were $3,898,187, compared to $6,822,139 for the fiscal year ended December 31, 2008. Accordingly, in 2009, these expenses decreased $2,923,952 or 43% compared to 2008. As a percentage of net sales, selling, general and administrative expenses increased to 14.1% for fiscal 2009 from 11.1% for fiscal 2008. Selling, general and administrative costs decreased primarily due to reduced overhead cost associated with the consolidation of production operations from two plant facilities into one manufacturing plant. In addition, our compensations costs decreased significantly due our plant consolidation that resulted in a 41% reduction in the number of employees in our workforce. The decrease of $2.9 million in our selling, general and administrative expenses is due primarily to a $2.1 million decrease in salaries, wages and employee benefits. Salaries decreased $1.5 million due to a reduced number of administration personnel required and the elimination of these administrative positions in the consolidation of our production operations in 2008. Other factors to consider are a decrease in our earnings and revenues which caused our profit sharing expense to decrease $395,000 and sales commissions to decrease $188,000. In addition, our group insurance decreased by $276,000 due to a reduction in our workforce; our product liability insurance decreased $144,000 due to lower unit sales; and our dealer assistance and advertising decreased $194,000 due to fewer unit sales by our distributors. The Company includes the following types of expenses in selling, general and administrative expenses: sales salaries, sales commissions, bad debt expenses, advertising, administrative overhead, administrative salaries and bonuses and legal and professional fees.

Goodwill Impairment Charge. During 2009, the Company’s market capitalization was significantly impacted by the extreme volatility in the U.S. equity and credit markets and was below the book value of shareholders’ equity as of the end of the Company’s fourth quarter. As a result, the Company evaluated whether the decrease in its market capitalization reflected factors that would more likely than not reduce the fair value of the Company’s reporting units below their carrying value. Based on a combination of factors, including the economic environment, the sustained period of decline in the Company’s market capitalization, and the implied valuation and discount rate assumptions in the Company’s industry, the Company concluded there were sufficient indicators to perform an interim impairment test of the reporting units and related intangible assets.

The Company’s estimate of the fair value was based on projections of revenues, operating costs, and cash flows considering historical and anticipated future results, general economic and market conditions, as well as the impact of planned business and operational strategies. The key assumptions impacting the fair value of the Company’s reporting units during the 2009 impairment analysis were: (a) expected cash flow for a period of five years; (b) terminal value based upon zero terminal growth; and (c) a discount rate of 14.65% which was based on the Company’s best estimate of the weighted average cost of capital adjusted for risks associated with the Company’s reporting units. The Company believes the assumptions used in the 2009 impairment analysis were consistent with the risk inherent in the business models of the Company and within the Company’s industry.

As a result of the Company’s impairment analysis, the Company determined that the carrying value of goodwill exceeded its fair value. Accordingly, the Company performed further analysis to determine the implied fair value of the Company’s goodwill. This analysis included a hypothetical valuation of the tangible and intangible assets of the Company as if it had been acquired in a business combination. The analysis disclosed that the carrying amount of goodwill exceeds the implied fair value of goodwill. The Company recognized a goodwill impairment charge of $7,256,917 during the fourth quarter of 2009. This impairment charge is a non cash charge to our operations. Since this is a non-cash charge to our operations, it has no effect on our liquidity.

Liquidity and Capital Resources, page 18

4. You indicate that cash in operating activities was $446,636 for the year ended December 31, 2009 as compared to $6.4 million net cash provided by operating activities for the same period in 2008. However, you have merely listed the components that resulted in the decrease in your cash flows used in operations for the year ended December 31, 2009. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows used in operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, inventory finance notes receivable, accounts payable, warranties and other accrued liabilities. Please revise your disclosure for all periods presented.

Response

We will expand our discussion of cash flows in future filings. In our future filings, we will include a discussion in our Management’s Discussion and Analysis similar to below:

Management believes that the Company currently has sufficient cash flow from operations, available bank borrowings, cash, and cash equivalents to meet its short-term working capital requirements. The Company had $8,503,866 in cash and cash equivalents as of December 31, 2009, compared to $8,960,479 in cash and cash equivalents as of December 31, 2008. Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner which will increase or accelerate our anticipated costs or capital demand, such as through the acquisition of new products or increased participation in alternative financing programs for our dealers, our working capital could be depleted at an accelerated rate.

The Company’s operations may require significant use of cash reserves during 2010 compared to prior years. In October 2009, the Company created Deer Valley Financial Corp. (DVFC), a wholly owned subsidiary. The subsidiary was created to provide short-term inventory-secured loans to qualified retail dealers and developers. The newly formed finance company will be funded by cash reserves of the Company and advances under its credit facility with Fifth Third Bank.

For the fiscal year ended December 31, 2009, our operating activities used net cash of $446,636, as compared to our operating activities provided net cash of $6,444,599 for fiscal year ended December 31, 2008. Our significant change in cash flow is primarily attributable to reduced earnings due to our decreased sales during 2009, and an increase in our participation in providing alternative financing programs for our dealers.

For the fiscal year ended December 31, 2009, operating activities used net cash of $446,636 primarily as a result of the following:

(a)	We incurred a net loss of $4,092,597 that includes non cash items totaling $5,521,728 related to our goodwill impairment charge, derivative expense, depreciation and deferred tax benefit. Without these non cash items we generated income of $1,429,131

Changes in our operating operating assets and liabilities are as follows:

(b)	a decrease in accounts receivable of $623,044 (a source of cash), primarily a result of a reduction in production rates in December 2009 as compared to December 2008, and

(c)	a decrease in inventories of $701,615 (a source of cash), primarily as a result of management’s decision to reduce inventory levels due to the reduction in production rates, all which were offset by

(d)	an increase in inventory finance notes receivable of $1,017,740 (use of cash), the increase in inventory finance notes receivable is a result of the creation of DVFC in the fourth quarter 2009 to provide short-term inventory-secured loans to qualified retail dealers and developers, and

(e)	an increase in prepayments and other assets of $450,197 (use of cash), the increase in prepayments and other assets is primarily a result of modified retail dealer financing programs with traditional lenders of inventory financing, and

(f)	a decrease in accounts payable of $405,608 (use of cash), the decrease in accounts payable is a result of the decrease in inventories and production rates at December 2009 as compared to December 2008, and

(g)	a decrease in estimated services and warranties of $690,000 (use of cash), we decreased our warranty provision based on management’s assessment of historical experience and current trends in wholesale shipments and dealer inventories, and

(h)	a decrease in accrued dealer incentive programs and other accrued expenses of $593,240 (use of cash), the decrease in dealer incentives is a result of lower revenues

For the fiscal year ended December 31, 2008, operating activities provided net cash of $6,444,599 primarily as a result of the following:

(a)	We recorded net income of $2,188,925 which included non cash charges of $407,798 for depreciation and derivative expense. Without these non cash charges we generated income of $2,596,723

Changes in our operating assets and liabilities are as follows:,

(b)	a decrease in accounts receivable of $3,646,473 (a source of cash), the decrease in accounts receivable is primarily attributable to the collection of our receivable due to the company under its contract with the State of Mississippi, and

(c)	a decrease in inventories of $508,838 (source of cash) which was caused by a reduction in production rates in December 2008 as compared to December 2007, all which were offset by

(d)	a decrease in accounts payable of $489,410 (use of cash) which is a result of a decrease in the levels of our inventories and production rates at December 2008 as compared to December 2007, and

(e)	a decrease in other accrued expenses of $129,001

The net cash provided by investing activities for the fiscal year ended December 31, 2009 was $71,032, which reflects the proceeds from the sale of equipment. The net cash used in investing activities for the fiscal year ended December 31, 2008 was $258,075 reflects our normal equipment additions.

The net cash used in financing activities for the fiscal year ended December 31, 2009 was $81,009, which primarily relates to the scheduled repayment of the Company’s long-term debt. The net cash used in financing activities for the fiscal year ended December 31, 2008 was $2,004,378, which primarily relates to the repayment of the Company’s borrowings under its line of credit to complete the State of Mississippi contract.

The Company is contingently liable under the terms of the repurchase agreements with financial institutions providing inventory financing for retailers of our products. For more information on the repurchase agreements, including the Company’s contingent liability thereunder, please see “Reserve for Repurchase Commitments” below.

DVH, during its normal course of business, is required to issue irrevocable standby letters of credit to cover obligations under its workmen compensation insurance policy in the amount of $375,000. As of December 31, 2009, no amounts had been drawn on the above irrevocable letters of credit by the beneficiaries.

5. Please disclose whether you are in compliance with your debt covenants as of December 31, 2009. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections 1.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at: http://www.sec.gov.divisions/corpfinguidancenongaapinterp.htm.

Response

In future filings, we will modify the disclosures in our Management’s Discussion and Analysis to disclose the specific terms of any material debt covenants to which we are subject. In addition, we will disclose if we are in compliance with such ratios, and, for those material debt covenants for which it is reasonably likely that we will not be able to meet such covenants, we will disclose the actual ratios, with specific computations with corresponding reconciliations to US GAAP amounts.

We will also consider the impact of such debt covenants on our ability to undertake additional debt or equity financing. Because we are currently using 0% of the availability on our $7,500,000 facility and 0% on our $5,000,000 facility, and we are currently able to draw under such facilities without violating financial covenants to which we are subject, at the current time, we believe that our current facilities provide the Company with adequate borrowing availability without materially limiting the Company’s financial condition and operating performance.

In our future filings, we will include a discussion in our Management’s Discussion and Analysis similar to below:

On October 14, 2009, Deer Valley entered into Revolving Credit Loan and Security Agreement with Fifth Third Bank, which provides for a revolving line of credit in an amount not to exceed Seven Million Five Hundred Thousand and No/100 Dollars ($7,500,000.00) (the “$7,500,000 Facility”). The $7,500,000 Facility is evidenced by a revolving credit note and secured by accounts receivable, inventory, equipment and all other tangible and intangible personal property of Deer Valley. The purpose of the $7,500,000 Facility is to provide display model financing for dealers of the products produced by DVHB. Said financing will be provided through DVC’s new subsidiary DVFC, and administration of individual dealer loans will initially be handled by a third party administrator. The $7,500,000 Facility has a two year term and has a variable interest rate at 4.00% above LIBOR. An event of default such as non-payment of amounts when due under the loan agreement or a breach of a covenant may accelerate the maturity date of the facility, including, failure to maintain compliance with the following financial ratios: (a) a global Debt Service Coverage Ratio of not less than 1.25 to 1.00, measured on a rolling 4-quarter basis, (b) a global Debt to Tangible Net Worth Ratio of not more than 3.00 to 1.00, measured on a quarterly basis, and (c) a global, unencumbered liquidity of not less than $2,500,000.00, measured on a quarterly basis. The “Debt Service Coverage Ratio” is calculated as follows: (1) (A) Consolidated Net Income of Borrower, plus (B) Interest Expense, plus (C) Depreciation & Amortization, minus (D) Distributions, minus (E) Extraordinary Income/Non-Recurring Income, divided by (2) (A) Actual Required Debt Payments including Capital Leases, but not including debt payments payable to the Bank, plus (2) Interest Expense. The “Debt to Tangible Net Worth Ratio” is calculated as follows: (1) (A) Total Liabilities of each Borrower, minus (B) Subordinated Debt, divided by (2) (A) Net Worth, plus (B) Subordinated Debt, plus (C) Intangibles, minus (D) Related Party Receivables.

On October 14, 2009, Deer Valley entered into Revolving Credit Loan and Security Agreement with Fifth Third Bank, which provides for a revolving line of credit in an amount not to exceed Five Million and No/100 Dollars ($5,000,000.00) (the “$5,000,000 Facility”). The $5,000,000 Facility is evidenced by a revolving credit note and secured by accounts receivable, inventory, equipment and all other tangible and intangible personal property of Deer Valley. The $5,000,000 Facility is to be utilized for short term working capital financing, letters of credit and as a bridge loan on financing the sale of retail units by DVHB. Said financing will be provided through DVC’s new subsidiary DVFC, and administration of individual dealer loans will initially be handled by a third party administrator. The $5,000,000 Facility has a two year term and has a variable interest rate at 2.50% above LIBOR. An event of default such as non-payment of amounts when due under the loan agreement or a breach of a covenant may accelerate the maturity date of the facility. The $5,000,000 Facility requires compliance with the same financial ratios described above in connection with the $7,500,000 Facility.

Both the $5,000,000 Facility and the $7,500,000 Facility provide for conditions to meet prior to each advance, including compliance with the financial ratios described above.

As of our fiscal year end December 31, 2009, and as of the end of the end of the most recently reported fiscal quarter, Deer Valley was in compliance with the financial ratios described above in connection with the $7,500,000 Facility and the $5,000,000 Facility.

Critical Accounting Estimates

Impairment of Long-Lived Assets, Page 21

6. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including property, plant and equipment, please disclose the following:

•	How you group long-lived assets for impairment and your basis for that determination;

•	Please disclose how you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups; and

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

Response

We will revise our disclosure in future filings to provide our financial statement users with management’s judgment in accounting for long-lived assets including our property, plant and equipment. The following disclosure will provide the additional insight:

Impairment of Long-lived Assets: Property and intangible assets are material to our financial statements. Further, they are subject to the potential negative effects arising from factors beyond the Company’s control including changing economic conditions. The Company evaluates its tangible and definite-lived intangible assets for impairment annually or more frequently in the presence of circumstances or trends that may be indicators of impairment. The evaluation is a two step process. The first step is to compare our undiscounted cash flows, as projected over the remaining useful lives of the assets, to their respective carrying values. In the event that the carrying values are not recovered by future undiscounted cash flows, as a second step, the Company compares the carrying values to the related fair values and, if lower, record an impairment adjustment. For purposes of fair value, the Company generally uses replacement costs for tangible fixed assets and discounted cash flows, using risk-adjusted discount rates, for intangible assets. These estimates are made by competent employees, using the best available information, under the direct supervision of our management. For tangible property, plant and equipment, there have been no changes in assumptions or methodologies in the year ended December 31, 2009 as compared to December 31, 2008. The Company did not have definite-lived intangible assets at December 31, 2009 and 2008.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Cash Equivalent, page 33

7. You disclose that you consider all highly liquid investments with original maturities of three months or less to be cash equivalents. You consider your investment in Variable Rate Demand Bonds (VRDB’s) as highly liquid investments. With reference to the maturity date(s) of these VRDB’s, please tell us how you determined that these investments meet the definition of cash equivalents pursuant to ASC 305-10-20.

Response

In our disclosure on Cash Equivalents, we indicated “all highly liquid investments with original maturities of three months or less to be cash equivalents”. Our Variable Rate Demand Bonds (“VRDB’s) are collateralized by municipal debt obligations which may have maturities of more than three months and as long as thirty years. Our investments are guaranteed by a Letter of Credit from our bank. These investments generally offer very low risk with high liquidity and favorable tax treatment. These investments are considered short-term securities because there is a put option that permits an investor to sell the security at each periodic yield reset date which is every seven days. Our investment is more akin to a liquid asset money market instrument similar to a pooled asset fund. Our investments are redeemable with seven days notice. The underlying asset acquisitions and dispositions decisions are made by fund managers and such investments have maturity dates longer than three months. All investors receive the same rate for the pooled assets as determined at each reset activity date. Our history and intention with these investments is to achieve a higher yield for our investment resources and includes periods of time where we redeemed the entire amount of our investments. As such, we believe these assets are properly labeled cash equivalents. However, in future filings, we will disclose these investments as akin to money market funds redeemable within seven days and guaranteed by a Letter of Credit with our bank.

Management’s Report on Internal Control Over Financial Reporting, page 52

8. Please amend your Form 10-K for the year ended December 31, 2009 to include management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2009. Your management report on internal control over financial reporting should include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308T(a)(3) of Regulation S-K.

Response

We have amended our Form 10-K for the year ended December 31, 2009 to include management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009.

Signatures, page 68

9. Your controller or principal accounting officer also must sign the annual report on Form 10-K. Further, any person who occupies more than one of these specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the annual report on Form 10-K. See subparagraphs (a) and (b) General Instruction D(2) to Form 10-K, and revise in future filings.

Response

We have amended our Form 10-K for the year ended December 31, 2009 to clarify that our principal executive officer and our principal financial and accounting officer have signed our Form 10-K. We will also include such clarification of positions held by our officers in future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

General

10. Please address the comments above in your interim filings as well.

The Company acknowledges the staff’s comment we will include the revisions discussed above in our future interim filings.

In providing the responses set forth in this letter, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 885-5998 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ Charlie Masters

Charles G. Masters
President, President and Chief Executive Officer
(Principal Executive Officer)

cc: Bush Ross, P.A.